Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lender Processing Services, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-152177 and No. 333-175865) on Form S-8 of Lender Processing Services, Inc. and subsidiaries (the Company) of our reports dated February 29, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal controls over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP

February 29, 2012

Jacksonville, Florida

Certified Public Accountants